UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Marex Group plc

(Name of Issuer)

Ordinary shares, nominal value of $0.001551 per ordinary share

(Title of Class of Securities)

G5S37H 101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ocean Ring Jersey Co Limited Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 9,444,092. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 9,444,092. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,092. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ocean Trade Lux Co S.à r.l. Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 9,444,092. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 9,444,092. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,092. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trilantic Capital Partners IV (Europe) L.P. Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 9,444,092. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 9,444,092. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,092. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trilantic Capital Partners Associates IV (Europe) L.P. Inc Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 9,444,092. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 9,444,092. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,092. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trilantic Capital Partners Management Limited Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 9,444,092. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 9,444,092. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,092. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.

(a) Name of Issuer:

Marex Group plc (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

155 Bishopsgate, London

EC2M 3TQ

United Kingdom

Item 2.

(a) Name of Person Filing:

Ocean Ring Jersey Co Limited (“Ocean Ring”).

Ocean Trade Lux Co S.à r.l. (“Ocean Trade”).

Trilantic Capital Partners IV (Europe) L.P. (“Trilantic Europe IV”).

Trilantic Capital Partners Associates IV (Europe) L.P. Inc (“TCPA IV Europe”).

Trilantic Capital Partners Management Limited (“TCPML”).

Each of such persons is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G is being filed pursuant to a Joint Filing Agreement, attached hereto as Exhibit 1.

(b) Address of Principal Business Office or, if None, Residence:

Ocean Ring: 47 Esplanade, St. Helier, JE1 0BD, Jersey.

Ocean Trade: 26 Boulevard Royal, L-2449 Luxembourg.

Trilantic Europe IV: 35 Portman Square, W1H 6LR, London.

TCPA IV Europe: Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey.

TCPML: Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey.

(c) Citizenship:

See the responses to Item 4 of the attached cover pages.

(d) Title of Class of Securities:

Ordinary shares, nominal value of $0.001551 per ordinary share (“Ordinary Shares”).

(e) CUSIP Number:

G5S37H 101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 4(b) below.

(b)	Number and percent of Ordinary Shares beneficially owned as of September 30, 2024* by each Reporting Person:

Reporting Person (1)	Number of Shares	Percentage of Class (2)
Ocean Ring	9,444,092	13.4%
Ocean Trade	9,444,092	13.4%
Trilantic Europe IV	9,444,092	13.4%
TCPA IV Europe	9,444,092	13.4%
TCPML	9,444,092	13.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Ordinary Shares beneficially owned as of September 30, 2024, as to which each Reporting Person has sole power to vote or direct the vote:*

Reporting Person (1)	Number
Ocean Ring	0
Ocean Trade	0
Trilantic Europe IV	0
TCPA IV Europe	0
TCPML	0

(ii)	Shared power to vote or to direct the vote. Number of Ordinary Shares beneficially owned as of September 30, 2024,* as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person (1)	Number
Ocean Ring	9,444,092
Ocean Trade	9,444,092
Trilantic Europe IV	9,444,092
TCPA IV Europe	9,444,092
TCPML	9,444,092

(iii)	Sole power to dispose or to direct the disposition of. Number of Ordinary Shares beneficially owned as of September 30, 2024,* as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person (1)	Number
Ocean Ring	0
Ocean Trade	0
Trilantic Europe IV	0
TCPA IV Europe	0
TCPML	0

(iv)	Shared power to dispose or to direct the disposition of. Number of Ordinary Shares beneficially owned as of September 30, 2024,* as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person (1)	Number
Ocean Ring	9,444,092
Ocean Trade	9,444,092
Trilantic Europe IV	9,444,092
TCPA IV Europe	9,444,092
TCPML	9,444,092

(1)

The Ordinary Shares are held directly by Ocean Ring. Ocean Ring is a wholly-owned subsidiary of Ocean Trade, which itself is owned by Trilantic Europe IV and other co-investors. The voting and investment control over the Ordinary Shares of the Company held by Ocean Ring is exercised indirectly by the board of directors of TCMPL, acting as general partner of TCPA IV Europe, acting itself as general partner of Trilantic Europe IV, which is the controlling shareholder of Ocean Trade.

(2)	Based on 70,290,886 Ordinary Shares issued and outstanding, which excludes 1,930,957 Ordinary Shares held by the Issuer’s employee benefit trust that were unallocated, in each case, as of June 30, 2024, as reported by the Issuer on its final prospectus filed with the SEC on October 24, 2024.

*	The number of Ordinary Shares beneficially owned by each Reporting Person reflects the sale by the Reporting Persons of 2,714,503 Ordinary Shares in a public offering, which occurred after September 30, 2024 and before the date of filing of this report on Schedule 13G. The number of Ordinary Shares beneficially owned by each of the Reporting Persons, and over which they each had shared voting power and dispositive power, as of September 30, 2024 was 12,158,595 Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

Not applicable.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of November 14, 2024, among the Reporting Persons, filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Ocean Ring Jersey Co Limited

	By:	/s/ Joseph C. Cohen
	Name:	Joseph C. Cohen
	Title:	Director

Ocean Trade Lux Co S.à r.l.

By:	/s/ Guillaume Le Bouar
Name:	Guillaume Le Bouar
Title:	Manager

By:	/s/ Alexandre Moyret
Name:	Alexandre Moyret
Title:	Manager

Trilantic Capital Partners IV (Europe) L.P.

By:	/s/ Laurence McNairn
Name:	Laurence McNairn
Title:

Director of Trilantic Capital Partners Management Limited, itself General Partner of Trilantic Capital

Partners Associates IV (Europe) L.P. Inc, itself

General Partner of Trilantic Capital Partners IV

(Europe) L.P.

Trilantic Capital Partners Associates IV (Europe) L.P. Inc

By:	/s/ Laurence McNairn
Name:	Laurence McNairn
Title:	Director of Trilantic Capital Partners Management Limited, itself General Partner of Trilantic Capital Partners Associates IV (Europe) L.P. Inc

Trilantic Capital Partners Management Limited

By:	/s/ Laurence McNairn
Name:	Laurence McNairn
Title:	Director

[Signature page to Schedule 13G September 2024]